DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

EQUITY PORTFOLIO POSITION

	Composite 3668-3896-3963 3/14/07	S&P 500 2/28/07
TMT	36.5	21.8

Technology	22.5	15.1
Telcom	2.7	3.6
Electronic Media	11.2	3.1

HEALTH CARE	14.1	12.2

Pharmaceuticals & Medical Devices	10.1	9.6
Health Services	4.1	2.6

ENERGY	9.2	9.4

BASIC INDUSTRIAL	14.9	17.9

General Industrial	2.8	8.7
Industrial Commodities	6.0	3.2
Transportation	4.5	1.7
Non-Tech. Business Services	—	0.5
Electric & Gas Utilities	1.5	3.7

CONSUMER	12.1	16.9

Consumer Durables	1.3	1.2
Consumer Products	2.0	7.5
Retail Distribution	5.4	6.0
Publishing & Leisure	3.4	2.2

FINANCE	13.1	20.6

Bank	4.9	6.6
Financial Services	1.9	9.2
Insurance	6.3	4.8

REIT	—	1.3

TOTAL	100.0	100.0

March 2007

This material is for informational purposes only and does not provide a complete analysis of the Dodge & Cox Stock Fund. The above information is historical and does not represent current or future Fund holdings. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800.621.3979. Please read the prospectus carefully before investing.

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

EQUITY PORTFOLIO POSITION

	Dodge & Cox Stock Fund 3/13/07	S&P 500 2/28/07
TMT	36.4	21.8

Technology	22.6	15.1
Telcom	2.9	3.6
Electronic Media	10.9	3.1

HEALTH CARE	15.1	12.2

Pharmaceuticals & Medical Devices	10.6	9.6
Health Services	4.5	2.6

ENERGY	9.7	9.4

BASIC INDUSTRIAL	13.7	17.9

General Industrial	2.9	8.7
Industrial Commodities	5.5	3.2
Transportation	4.5	1.7
Non-Tech. Business Services	—	0.5
Electric & Gas Utilities	0.7	3.7

CONSUMER	11.5	16.9

Consumer Durables	1.1	1.2
Consumer Products	2.7	7.5
Retail Distribution	5.1	6.0
Publishing & Leisure	2.5	2.2

FINANCE	13.6	20.6

Bank	4.8	6.6
Financial Services	2.1	9.2
Insurance	6.6	4.8

REIT	—	1.3

TOTAL	100.0	100.0

March 2007

This material is for informational purposes only and does not provide a complete analysis of the Dodge & Cox Stock Fund. The above information is historical and does not represent current or future Fund holdings. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800.621.3979. Please read the prospectus carefully before investing.